April 5, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Touchstone Funds Group Trust Touchstone Sands Capital International Growth Equity Fund File No. 811-08104 Registration Statement on N-14

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of Touchstone Funds Group Trust (the “Registrant”), pursuant to the Securities Act of 1933, as amended (the “1933 Act), is a registration statement for the Registrant on Form N-14 (the “Registration Statement”) on behalf of its series listed above. The Registration Statement is notifying shareholders about the reorganization of Touchstone International Growth Fund (the “Target Fund”) into Touchstone Sands Capital International Growth Equity Fund. The Target Fund is a series of Touchstone Strategic Trust.

The Registration Statement includes a combined Information Statement and Prospectus, and a Statement of Additional Information. This transmission contains a conformed signature page. The manually signed original of this document is maintained at the offices of the Registrant.

Pursuant to Rule 488 under the 1933 Act, the Registration Statement will become effective 30 days from today.

If you have any questions concerning the foregoing, please do not hesitate to contact Michael Davalla at (617) 951-9083 or michael.davalla@klgates.com. Thank you for your attention to this matter.

Sincerely,

/s/ Michael Davalla
Michael Davalla